Filed pursuant to Rule 253(g)(2)

File No. 024-11897

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC

SUPPLEMENT NO. 7 DATED DECEMBER 6, 2024

TO THE OFFERING CIRCULAR DATED MARCH 27, 2024

This document supplements, and should be read in conjunction with, the offering circular of Roots Real Estate Investment Community I, LLC (the “Company”), dated March 27, 2024 and filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2024, as the same has been supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the meaning as set forth in the Offering Circular.

The purpose of this supplement is to supplement the Offering Circular with information about the Company’s recent acquisition of additional properties.

Acquisition of Properties

On December 2, 2024, Roots Real Estate Investment Community I, LLC (“Roots”) completed the acquisition of the following twenty (20) curated properties from the Company’s sponsor, Seed InvestCo, LLC (the “Sponsor”), through the purchase of twenty (20) assets that were previously wholly owned by Roots Atlanta 28 SFR, LLC, a wholly-owned subsidiary of the Sponsor:

Property Address:	1145 Mainstreet Valley Drive Stone Mountain, GA 30088
Description:	This 1,022-square-foot single-family home, built in 1983, has 2 bedrooms and 2 bathrooms and sits on approximately 0.14 acres.
Purchase Price by Roots:	$182,358 allocated purchase price
Current Market Value:	$212,000

Property Address:	1628 Creekford Way Stone Mountain, GA 30088
Description:	This 1,175-square-foot single-family home was built in 1981. It has 3 bedrooms, 2 bathrooms, and sits on approximately 0.31 acres.
Purchase Price by Roots:	$176,213 allocated purchase price
Current Market Value:	$218,000

Property Address:	205 Highgate Trail, Covington, GA 30016
Description:	This 1,564 square-foot single-family home was built in 2001 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.02 acres
Purchase Price by Roots:	$214,999 allocated purchase price
Current Market Value:	$225,000

Property Address:	2309 Clifton Springs Manor Decatur, GA 30034
Description:	This 1,689 square-foot single-family home was built in 1963 and has 4 bedrooms, and 2 bathrooms, and sits on approximately 0.66 acres
Purchase Price by Roots:	$225,135 allocated purchase price
Current Market Value:	$235,000

Property Address:	2845 Davidson Drive Lithonia, GA 30058
Description:	This 1,564-square-foot single-family home was built in 1964 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.54 acres
Purchase Price by Roots:	$197,043 allocated purchase price
Current Market Value:	$252,000

Property Address:	3485 Pinehill Drive Decatur, GA 30032
Description:	This 1,245 square-foot single-family home was built in 1954 and has 3 bedrooms, and 1 bathroom, and sits on approximately 0.28 acres
Purchase Price by Roots:	$204,784 allocated purchase price
Current Market Value:	$250,000

Property Address:	3621 Tarragon Drive Decatur, GA 30032
Description:	This 1,408 square-foot single-family home was built in 1975 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.37 acres
Purchase Price by Roots:	$191,775 allocated purchase price
Current Market Value:	$220,000

Property Address:	3642 Emerald Point Decatur, GA 30034
Description:	This 1,284 square-foot single-family home was built in 1995 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.12 acres
Purchase Price by Roots:	$189,062 allocated purchase price
Current Market Value:	$235,000

Property Address:	3707 Robindale Court Decatur, GA 30034
Description:	This 2,176-square-foot single-family home was built in 1970 and has 4 bedrooms, and 3 bathrooms, and sits on approximately 0.37 acres.
Purchase Price by Roots:	$215,239 allocated purchase price
Current Market Value:	$276,000

Property Address:	3823 Conley Downs Lane Decatur, GA 30034
Description:	This 1,376-square-foot single-family home was built in 1989 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.2 acres.
Purchase Price by Roots:	$186,428 allocated purchase price
Current Market Value:	$228,000

Property Address:	4826 Mainstreet Valley Trace Stone Mountain, GA 30088
Description:	This 1,182 square-foot single-family home was built in 1983 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.23 acres
Purchase Price by Roots:	$177,729 allocated purchase price
Current Market Value:	$196,000

Property Address:	5022 Windsor Downs Drive Decatur, GA 30035
Description:	This 1,810-square-foot single-family home was built in 1988 and has 3 bedrooms and 2.5 bathrooms and sits on approximately 0.16 acres.
Purchase Price by Roots:	$197,442 allocated purchase price
Current Market Value:	$282,000

Property Address:	525 Allana Drive Stone Mountain, GA 30087
Description:	This 1,767 square-foot single-family home was built in 1987 and has 3 bedrooms, and 2.5 bathrooms, and sits on approximately 0.57 acres.
Purchase Price by Roots:	$199,916 allocated purchase price
Current Market Value:	$250,000

Property Address:	5413 Martins Crossing Road Stone Mountain, GA 30088
Description:	This 1,545 square-foot single-family home was built in 1982 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.18 acres
Purchase Price by Roots:	$194,010 allocated purchase price
Current Market Value:	$255,000

Property Address:	5443 Forest East Lane Stone Mountain, GA 30088
Description:	This 1,493-square-foot single-family home was built in 1983 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.25 acres
Purchase Price by Roots:	$191,293 allocated purchase price
Current Market Value:	$230,000

Property Address:	5791 Redan Road Stone Mountain, GA 30088
Description:	This 1,665 square-foot single-family home was built in 1946 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.51 acres
Purchase Price by Roots:	$183,715 allocated purchase price
Current Market Value:	$250,000

Property Address:	5242 Station Circle Norcross, GA 30071
Description:	This 1,941 square-foot townhouse was built in 1984 and has 4 bedrooms, and 2.5 bathrooms, and sits on approximately 0.17 acres
Purchase Price by Roots:	$280,520 allocated purchase price
Current Market Value:	$352,000

Property Address:	6117 Bovista Court Stone Mountain, GA 30087
Description:	This 1,481 square-foot single-family home was built in 1979 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.55 acres
Purchase Price by Roots:	$207,737 allocated purchase price
Current Market Value:	$264,000

Property Address:	6422 Laurel Post Court Lithonia, GA 30058
Description:	This 1,320 square-foot single-family home was built in 1987 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.15 acres
Purchase Price by Roots:	$208,216 allocated purchase price
Current Market Value:	$225,000

Property Address:	110 Bear Run Court Palmetto, GA 30268
Description:	This 1,420 square-foot single-family home was built in 1988 and has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.26 acres
Purchase Price by Roots:	$195,047 allocated purchase price
Current Market Value:	$256,000

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: December 6, 2024

Safe Harbor Statement

This supplement to our Offering Circular may contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated March 27, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 27, 2024, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.